Exhibit

Exhibit Description

99.1	Announcement on 2011/03/04: UMC will attend investor conferences on 2011/03/07

99.2	Announcement on 2011/03/04: Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2011/03/11: Announcement regarding to the impact on the Company’s financial and business from the earthquake in Japan occurred on March 11th, 2011

99.4	Announcement on 2011/03/14: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2011/03/14: Represent subsidiary UMC New Business Investment Corporation to announce related materials on investment of mainland Chinese company

99.6	Announcement on 2011/03/15: UMC will attend investor conferences on 2011/03/16

99.7	Announcement on 2011/03/15: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2011/03/16: The Board of Directors resolved to issue the 5th unsecured zero coupon euro convertible bonds

99.9	Announcement on 2011/03/16: Board Meeting Resolution on Retained Earnings Distribution

99.10	Announcement on 2011/03/16: Announcing termination of private equity offering which was approved by 2010 shareholders’ meeting

99.11	Announcement on 2011/03/16: Board’s Resolution to Convene Annual General Meeting (AGM)

99.12	Announcement on 2011/03/16: To announce related materials on partial acquisition of holding company of He Jian

99.13	Announcement on 2011/03/16: Important Resolutions from 11th session 14th Board Meeting

99.14	Announcement on 2011/03/16: The Company to liquidate subsidiary ALPHA WISDOM LIMITED

Exhibit 99.1

UMC will attend investor conferences on 2011/03/07

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/03/07
2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Far Eastern Plaza Hotel
3.Financial and business related information:The Company will attend the Taiwan Investor Conference 2011 held by Citi on 2011/03/07 in Far Eastern Plaza Hotel.
4.If a press release is distributed, the content of the press release:None.
5.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.2

Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment

2.Date of the occurrence of the event:2010/04/23~2011/03/04

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume: one batch ; unit price:$793,081,260 NTD;Total transaction price: $793,081,260 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):RENA GmbH ; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:Follow by the company’s limited authority of decision-making and related management methods.

10.Name of the professional appraisal institution and its appraisal amount:Not applicable

11.Reason for any significant discrepancy with the transaction amount,and opinion of the certifying CPA:Not applicable

12.Is the appraisal report price a limited price or specific price?:Not applicable

13.Has an appraisal report not yet been obtained?:Not applicable

14.Reason an appraisal report has not yet been obtained:Not applicable

15.Broker and broker’s fee:None

16.Concrete purpose or use of the acquisition or disposition:For production

17.Do the directors have any objection to the present transaction?:Not applicable

18.Any other matters that need to be specified:None

Exhibit 99.3

Announcement regarding to the impact on the Company’s financial and business from the earthquake in
Japan occurred on March 11th, 201199.4 Announcement on 2011/02/10: Mainland Chinese company investment announcement on behalf of subsidiary, TLC Capital Co., LTD.

1.Date of occurrence of the event:2011/03/11
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:UMC Japan, the subsidiary of UMC, is located at Tateyama City, Chiba. The magnitude of today’s earthquake was level 5. All employees were successfully evacuated and there was no one injured. Due to UMC Japan’s capacity represents only 3~5% of UMC’s total capacity, so there is no significant impact on UMC’s financial and business.
6.Countermeasures:None
7.Any other matters that need to be specified:If the following impact is significant, the Company will announce accordingly.

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/09/28~2011/03/14
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 519,964,045 NTD; total transaction price: $ 519,964,045 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIPMENT; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.5

Represent subsidiary UMC New Business Investment Corporation to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2011/03/14

2.Method of the present increase (decrease) in investment:Invest mainland China company United LED Corporation (Shan Dong)by United LED Corporation Hong Kong Limited (HK)

3.Transaction volume, price per unit, and total monetary amount of the transaction:14,760,000 shares at US$1 per share;total amount US$14,760,000

4.Company name of the invested mainland Chinese company:United LED Corporation

5.Paid-in capital of said invested mainland Chinese company:US$14,400,000

6.Amount of new capital increment currently planned by said invested mainland Chinese company:US$30,600,000

7.Main business items of said invested mainland Chinese company:LED chip design, manufacture and sales

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:Not applicable

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:Not applicable

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:Not applicable

11.Amount of actual investment to date in said invested mainland Chinese company:US$7,200,000

12.Counterparty to the transaction and its relationship to the Company:Not applicable

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times:Not applicable

15.Gain (or loss) on disposal:Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Cash,multi-payment by T/T,none

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:Negotiation by each company;The issuing price per share; By the board meeting

18.Broker:None

19.Concrete purpose of the acquisition or disposal:Long-term investment

20.Do the directors have any objection to the present transaction?:None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date:US$21,960,000

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:21.63%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:22.29%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’equity on the financial statement for the most recent period:22.32%

25.Total amount of actual investment in the mainland China area to date:US$7,200,000

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:7.1%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:7.3%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:7.3%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years:0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

32.Any other matters that need to be specified:None

Exhibit 99.6

UMC will attend investor conferences on 2011/03/15

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/03/16

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Far Eastern Plaza Hotel

3.Financial and business related information:The Company will attend “Taiwan, Technology & Beyond” Conferenceheld by Bank of America Merrill Lynch and TSE on 2011/03/16 in Far Eastern Plaza Hotel.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/12/08~2011/03/15
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 538,644,903 NTD; total transaction price: $ 538,644,903 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.8

The Board of Directors resolved to issue the 5th unsecured zero coupon euro convertible bonds

1.Date of the board of directors resolution:2011/03/16
2.Name ¡i—nth issue of (secured, unsecured) corporate bonds of        Co.¡j:United Microelectronics Corporation 5th round of unsecured euro convertible bonds
3.Total amount of the issue: no more than US$500 million
4.Face value:temporarily set at US$100,000 each or greater
5.Issue price:at par
6.Issue period:temporarily set at five years
7.Issue coupon/interest rate: temporarily set at 0%
8.Types, names, monetary amounts of security or collateral and stipulations thereupon:N/A
9.Use of the funds raised by the offering and utilization plan:funding for purchasing machinery and equipment.
10.Underwriting method:the UMC Chairman is authorized to determine according to the market situation
11.Trustees for the bonds:the UMC Chairman is authorized to determine according to the market situation
12.Underwriter or distributing agent institution:the UMC Chairman is authorized to determine according to the market situation
13.Guarantor(s) for the issue:N/A
14.Institution serving as agent for payment of the principal and interest:the UMC Chairman is authorized to determine according to the market situation
15.Certifying institution: the UMC Chairman is authorized to determine according to the market situation
16.Where convertible into shares, the rules for conversion:the UMC Chairman is authorized to determine according to the market situation
17.Resale conditions:the the UMC Chairman is authorized to determine according to the market situation
18.Repurchase conditions:the the UMC Chairman is authorized to determine according to the market situation
19.The record date for share conversion, if conversion, exchange, or subscription rights are attached:N/A
20.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:Dilution depending on the pricing conversion premium
21.Any other matters that need to be specified:The convertible bonds issuance will be subjected to the approval of Securities and Futures Bureau,Financial Supervisory Commission, Executive Yuan, ROC. Additional announcement will be made thereafter when terms and conditions are materialized.

Exhibit 99.9

Board Meeting Resolution on Retained Earnings Distribution

1.Date of the board of directors resolution:2011/03/16
2.Type and monetary amount of dividend distribution:Cash dividends of NT$14,033,575,265(approximately NT$1.12 per share);
3.Any other matters that need to be specified:(1)Propose to distribute employee cash bonus of NT$2,476,610,586;bonus for directors is NT$21,401,774.

Exhibit 99.10

Announcing termination of private equity offering which was approved by 2010 shareholders’ meeting

1.Date of the board of directors resolution for the change:2011/03/16
2.Dates of effective registration of the original plan:2010/06/15
3.Reason for the change:
(1)The Company’s 2010 AGM has authorized the Board to raise capital from private placement, through issuing instruments such as common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and the Company’s needs. The amount of shares issued or convertible is proposed to be no more than 10% of total share issued (i.e., no more than 1,298,791,231 shares)
(2)According to item 6, Article 43-6, Security and Exchange Act, the private placement offering shall be conducted in separate instances within one year after AGM approval.
(3)The approval will expire on 2011/6/14. Considering changes from regulations and market conditions, the Board has resolved to terminate the private placement offering.
4.Content of each and every successive past changed plan for raising of funds before and after change:Not applicable
5.Anticipated timetable for execution:Not applicable
6.Anticipated completion date:Not applicable
7.Anticipated possible benefits:Not applicable
8.Difference with original anticipated benefits:Not applicable
9.Effect of the current change on shareholder equity:Not applicable
10.Abstract of the original lead underwriter’s appraisal opinion:Not applicable
11.Any other matters that need to be specified:None

Exhibit 99.11

Board’s Resolution to Convene Annual General Meeting (AGM)

1.Date of the board of directors resolution:2011/03/16
2.Date for convening the shareholders’ meeting:2011/06/15
3.Location for convening the shareholders’ meeting:UMC Recreation Center in Hsinchu Science Park
4.Cause or subjects for convening the meeting:1)Items to report
1.2010 business report
2.Audit Committee’s report of 2010 audited financial report
3.Acquisition or disposal of assets with related parties in 2010
4.Amendment of the Company’s “ Rules Governing Procedures for Meetings of Board of Directors”
5.The status of private placement
6.The status of acquiring the holding company of He Jian Technology (Suzhou) Co., Ltd.
7.The Issuance of Corporate Bonds
2)Items to be approved
1.The Company’s 2010 business report and financial statement
2.The Company’s 2010 retained earnings distribution
3)Discussion items
1.To amend the Company’s Articles of Incorporation
2.To amend the Company’s “Directors and Supervisors Election Procedure”
5.Book closure starting date:2011/04/17
6.Book closure ending date:2011/06/15
7.Any other matters that need to be specified:None

Exhibit 99.12

To announce related materials on partial acquisition of holding company of He Jian

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Shares of Best Elite International Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.
2.Date of occurrence of the event:2011/03/16
3.Volume, unit price, and total monetary amount of the transaction:Trading volume: no more than 30% of shares; Average unit price: Based on 65% of latest book value, Series A-1 holders are offered around US$0.261931 per share, Series B and B-1 holders are offered around US$0.576248 per share; Total amount: Depending on the number of shareholders who accept the offer. The total acquisition amount will be around US$87 million, if assuming equal amount of shareholders from each series taking this offer.
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):The shareholders of Best Elite International Limited; not related party
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Will be depended on results from negotiation; N/A.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:The decision making manner: Based on the Company’s Acquisition or Disposal of Assets Procedure;The reference basis for the decision on price: Refering to latest book value and market condition;The decision-making department: Board of Directors.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):Cumulative volume: 0 shares;Amount: $0 NTD; Percentage of holdings: 0%, 15% of shares been put in escrow
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:Ratio of total assets: 22.60%;Ratio of shareholder’s equity: 27.43%;The operational capital as shown in the most recent financial statement:$36,509,738 thousands NTD.
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition:Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of: N/A
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18.Any other matters that need to be specified: After the Board resolved to terminate the merger agreement between UMC,Best Elite International Limited and Infoshine Technology Limited in November 2010, the Company continued seeking applicable solutions.For those shareholders willing to surrender shares of Best Elite,the Board has now proposed an offer to pay a cash consideration valued on the latest market conditions and book value amounts.The Company looks forward to completing the gradual integration of He Jian and to achieving globalized operational capabilities.

Exhibit 99.13

Important Resolutions from 11th session 14th Board Meeting

1.Date of occurrence of the event:2011/03/16
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or“affiliate company”):Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:The board meeting has approved important resolutions as follows:
(1)Approved 2010 Business Report and Financial Statements.The Company’s revenue for 2009 was NT$120,431 million and net income after tax was NT$23,899 million, with EPS of NT$1.91.
(2)Proposed Dividend Distribution and Employee Bonus. (approximately NT$1.12 per share) (3)Approved termination of the issuance plan for private placement, which was approved by 2010 Annual General Meeting.
(4)Approved Issuance of unsecured zero coupon euro convertible bonds, total amount approximately US$500 million¡C
(5)Approved acquiring partial equity of Best Elite International Limited, the terminal holding company of He Jian Technology (Suzhou) Co., Ltd.
(6)Approved the dissolution and liquidation of the Company’s subsidiary Alpha Wisdom Limited. (7)The 2011 Annual General Meeting will be held at 9:00 AM on Wednesday, June 15, 2011 at the UMC Recreation Center in Hsinchu Science Park.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.14

The Company to liquidate subsidiary ALPHA WISDOM LIMITED

1.Date of occurrence of the event:2011/03/16
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.Reciprocal shareholding ratios:100%
5.Cause of occurrence:The Company’s 100% subsidiary, ALPHA WISDOM LIMITED, was the offeror of tender offer to UMC Japan in 2009. After the completion of tender offer and minority squeeze-out, to integrate operation resources, the Company propose to liquidate ALPHA WISDOM LIMITED and thus UMC Japan will become the Company’s 100% overseas subsidiary.
6.Countermeasures: None
7.Any other matters that need to be specified: None